

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2011

<u>Via E-mail</u>
Mr. Philip W. Tomlinson
Chairman of the Board and Chief Executive Officer
Total System Services, Inc.
One TSYS Way
Columbus, Georgia 31902

> **Re: Total System Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-10254**

Dear Mr. Tomlinson:

We have reviewed your letter dated May 24, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 10, 2011.

<u>Financial Statements</u>

<u>Note 19. Commitments and Contingencies</u>

<u>Contingencies, page 52</u>

1.   Your response to prior comment 1 indicates that applicable insurance and the uncertainties of recovery of any insurance proceeds are one of many factors considered when determining whether a matter is material to the Company and should be disclosed under ASC 450-20-50. However, we also note within your response that you state that "for purposes of assessing the materiality of disclosing such amount, [you] consider such amount on a gross basis in accordance with GAAP and did not consider insurance recoveries." Please clarify whether you do or do not consider insurance recoveries when assessing materiality for disclosure purposes. If you do consider insurance recoveries,

Philip W. Tomlinson
Total System Services, Inc.
June 9, 2011
Page 2

please explain in greater detail the extent to which you consider insurance recoveries when assessing materiality for disclosure.

2.   We note your response to prior comment 4. Considering that you are unable to estimate the range of loss that is reasonably possible it is unclear to us how you are able to then conclude that you do not believe that the case will have a "material adverse effect on [the Company's] financial position, results of operations or cash flows." Please explain to us how you are able to make a conclusion regarding the materiality of this matter when you are not able to estimate the range of reasonably possible losses. As part of your response, please tell us whether the phrase "materially adverse" represents a higher threshold than the term "material."

You may contact Megan Akst at (202) 551-3407 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief